SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                            SCHEDULE 14D-9
                          (Amendment No. 26)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
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                            ITT CORPORATION

                       (Name of Subject Company)
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                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)
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                      Common Stock, no par value
     (including the associated Series A Participating Cumulative
                   Preferred Stock Purchase Rights)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)
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                         RICHARD S. WARD, Esq.
                       Executive Vice President,
                General Counsel and Corporate Secretary
                            ITT Corporation
                      1330 Avenue of the Americas
                        New York, NY 10019-5490
                            (212) 258-1000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        PHILIP A. GELSTON, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000





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                             INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8. Additional Information to Be Furnished.

          On August 5, 1997, Hilton filed answers and counterclaims (the "Hilton Answer and Counterclaims") in the Nevada Federal Court in respect of the complaint (the "Company Complaint") filed by the Company concurrent with the announcement of the Comprehensive Plan. In addition, on August 5, 1997, the Company filed in the Nevada Federal Court a reply memorandum of points and authorities (the "ITT Reply Memorandum") in support of its motion to dismiss counts III-VII of the Amended Hilton Complaint. A copy of the Hilton Answer and Counterclaims and the ITT Reply Memorandum are filed as Exhibits 82 and 83 hereto, respectively, and are incorporated herein by reference.


Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new exhibit:



82.      Hilton Answer and Counterclaims dated
         August 5, 1997.

83.      ITT's Reply Memorandum of Points and
         Authorities in Support of its Motion to
         Dismiss Counts III-VII of the First
         Supplemental Complaint, or in the
         Alternative, for Partial Summary Judgment dated August 5, 1997. (Confidential information redacted for public disclosure.)






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                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                       ITT CORPORATION



                       By   /s/ RICHARD S. WARD
                          Name: Richard S. Ward
                          Title:Executive Vice President,
                                General Counsel and
                                Corporate Secretary


Dated as of August 8, 1997



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                             EXHIBIT INDEX


Exhibit                       Description                   Page No.



(82)        Hilton Answer and Counterclaims dated
            August 5, 1997.........................

(83)        ITT's Reply Memorandum of Points and
            Authorities in Support of its Motion to
            Dismiss Counts III-VII of the First
            Supplemental Complaint, or in the
            Alternative, for Partial Summary Judgment
            dated August 5, 1997.  (Confidential
            information redacted for public
            disclosure.)...........................